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SEC Mail Processing Section MAR 02 2021 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Harbor Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA Battle House Tower, 11 North Water Street, Ste 21290
(No. and Street)

Mobile	**AL**	**36602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins **603-216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Goldman & Company CPAs PC
(Name - if individual, state last, first, middle name)

3535 Roswell Road - Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marc Whitehead, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Harbor Financial Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & CEO

Title

Subscribed and sworn to before me this 17 day of February, 2021

Notary Public

REBEKAH LASHER
My Commission Expires
October 26, 2021

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Harbor Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harbor Financial Services, LLC's management. Our responsibility is to express an opinion on Harbor Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harbor Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2021

goldman & COMPANY, CPAS

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

Cash and cash equivalents	$	1,931,793
Commissions receivable		237,007
Receivables from reps		25,451
Accounts receivables		16,469
Right of use asset - rent lease		269,341
Property and equipment, at cost, less accumulated depreciation and amortization of 86,244		11,331
Prepaid expenses and other assets		149,877
Total assets	$	2,641,269

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	109,075
Commissions payable		46,442
Due to affiliate		17,781
Lease liability		272,519
PPP Loan		114,100
Deferred revenue		1,400,000
Total liabilities		1,959,917
Members' equity		681,352
Total liabilities and members' equity	$	2,641,269

The accompanying notes are an integral part of these financial statements.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Harbor Financial Services, LLC (the "Company"), an Alabama limited liability company organized in December 2004, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

The Company is evaluating new accounting standards and will implement as required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modify retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption od ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2020 or net income for the preceding year-end. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transaction)
b. Mutual fund and 12b-1 fees

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Advisory Fees:

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end. The Company records the Investment Advisory Fee net of Administrative fees from the clearing firm.

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual Funds or pooled investment vehicles (collectively,"funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2020 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absenses, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has evaluated all events or transactions that occurred after February 27, 2021 through the date of these financial statements, which is the date that the financial statements were available to be issued. The members sold 24% their interest in the Company in 2020. The remaining sale of 76% was approved by FINRA on February 18, 2021.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $372,873, which was $267,768 more than its required net capital of $105,105 and the ratio of aggregate indebtedness to net capital was 4.23 to 1.0.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D - FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2020		
Furniture and office equipment	$	97,575
Accumulated depreciation		(86,244)
Property and equipment, net	$	11,331

Depreciation expense for the year ended December 31, 2020 was $3,503

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year.

2021	$	94,016
2022		95,151
2023		96,286
2024		16,079
	$	301,532

Rent expense for 2020 totaled $94,168 and is included in the occupancy expense line item on the Statement of Operations.

Rental income is from rent charged to the Company's registered representatives. It is included in other income on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match on the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $17,383 in 2020 and is included in compensation and benefits of the statement of operations. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2020.

NOTE G - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, The Company adopted ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31,2020:

The average discount rate is 3% and the weighted average remaining lease term for operating leases is 3 years and 2 months.

Undiscounted lease obligations from Note E:	301,532
Discount	(32,192)
Operating Right of Use Asset	269,340

NOTE H - NOTE PAYABLE

During June 2020, the Company was granted a loan in the amount of $114,100 , pursuant to the Paycheck Protection Program "PPP". The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgiveable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employees benefits, rent and utiliities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven.

NOTE I - DEFERRED REVENUE

This amount was paid under contract between the Company their clearing firm and new owner to assist the new ownership with transition services and continued use of the clearing firm for 84 months from the date of receipt of the $1,400,000. The sale of the company is referenced in the subsequent events Note A. The deferred revenue amount will be recognized as other income over the life of the contract."

NOTE J - RELATED PARTY

The Company paid its related party for certain administrative functions under a consulting contract. The amount paid was $9,000 for 2020.